DECHERT LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

April 30, 2013

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Neuberger Berman Advisers Management Trust (“Registrant”)
(Registration Nos. 2-88566 and 811-04255)

Dear Mr. Scott:

This letter responds to the comments that you provided to Lisa R. Price on April 9, 2013, in connection with Post-Effective Amendment No. 67 (“PEA 67”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 67 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 28, 2013.  PEA 67 was filed to reflect a change in the investment goal of the Large Cap Value Portfolio and to reflect a name change and 80% investment policy for the International Portfolio, each an existing series of the Registrant (the Large Cap Value and International Portfolios are each referred to individually as the “Portfolio” and, collectively, as the “Portfolios”).  A summary of the comments, and our responses thereto, are provided below.

1.	Comment: Please be sure to update the name of International Equity Portfolio (formerly International Portfolio) on the EDGAR system.

Response: We acknowledge the comment and confirm that the name of the International Equity Portfolio (formerly International Portfolio) has been updated on the EDGAR system.

2.
Comment:  In the narrative disclosure preceding the fees and expenses table for each of the Portfolios, include a statement indicating that if expenses or charges imposed under a variable annuity or variable life insurance separate account or a qualified pension or retirement plan were reflected in the tables, then expenses would be higher than shown in the tables.

Response: We acknowledge the comment. The requested addition has been made.

3.
Comment:  For Large Cap Value Portfolio, include foreign market risk as a principal risk of the Portfolio (assuming that investing in foreign companies is a principal investment strategy – if not, please revise the strategy disclosure accordingly).

Response:  We acknowledge the comment.  Disclosure regarding the risks of investment in foreign markets has been included in the “Principal Investment Risks” section and other sections of the Large Cap Value Portfolio’s prospectus.

4.	Comment: Confirm that the Portfolios do not have ticker symbols.

Response: We confirm that the Portfolios do not have ticker symbols.

*           *           *           *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

•
SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Thank you for your prompt attention to this matter.  Please do not hesitate to contact me by telephone at 212.649.8795 with any questions or comments you may have regarding the Registrant or this filing.

Very truly yours,

/s/ Lisa R. Price